NEWS For Immediate Release




                          MANITOWOC COMPANY DIRECTORS
                          APPROVE 3-FOR-2 STOCK SPLIT



MANITOWOC, Wisconsin, May 19, 1997   ---   Directors of The Manitowoc Company,
Inc. (MTW), have approved a three-for-two stock split of the company's common shares in the form of a 50 percent stock dividend.

     The company will distribute the stock dividend in the form of additional shares to shareholders of record on June 2, 1997. The company will arrange for issuance of these shares beginning June 30, 1997.

     Under the stock split, one new share of company common stock will be issued for every two shares owned on the record date. The company intends to pay cash in lieu of fractional shares that would otherwise result from the split.

     The company's common stock purchase rights under its Rights Agreement, datedAugust 5, 1996, will also be appropriately adjusted to reflect the stock split.

     The three-for-two split will increase the number of outstanding Manitowoc common shares from approximately 11.5 million to approximately 17.3 million. The company's common stock authorization previously approved by shareholders is 35 million shares.

     It is expected that the dividend rate on the new shares will be proportionately adjusted to reflect the increased number of shares except for a possible minor adjustment for rounding purposes. The quarterly dividend to be paid June 10 will be a pre-split rate of 16-2/3 cents per share. This would indicate a post-split dividend of about 11-1/4 cents per share. Manitowoc's directors are next scheduled to consider dividend payout at their July meeting.

     The company said it's latest stock split reflects solid operating results, recent stock price performance, and is intended to improve trading liquidity over time. Manitowoc last split its stock, also on a 3-for-2 basis, on July 2, 1996.

     The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice-cube dispensers, and commercial refrigeration equipment for the foodservice industry; is a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry; and also specializes in ship-repair services for vessels operating on the Great Lakes.


Company Contact:
Philip D. Keener
Treasurer
414-683-8133